UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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This Report on Form 6-K contains a press release issued by Statoil ASA on February 27, 2012, entitled "Statoil: New Brazilian pre-salt oil discovery ".

Statoil: New Brazilian pre-salt oil discovery

Statoil (OSE: STL, NYSE:STO) together with operator Repsol Sinopec and partner Petrobras has confirmed a high-impact discovery (*) in the Pão de Açúcar prospect offshore Brazil.

The partnership announced today that it has made a high impact discovery in the Pão de Açúcar prospect located in the BM-C-33 block in the Campos Basin. The well is located some 195 kilometres offshore Rio de Janeiro State in 2,800 metres of water.

The Pão de Açúcar well encountered two pre-salt accumulations comprising a hydrocarbon column of 480 metres with a total pay of around 350 metres. A test performed in a partial section of the pay zone flowed 5,000 barrels per day of light oil and 28.5 million cubic feet per day of gas. This was a choked Drill Stem Test (DST) with very limited drawdown.

The Pão de Açúcar discovery is the third find made in the BM-C-33 block after Seat and Gávea and confirms the area’s high potential.

“The development potential of the Pão and Gávea discoveries will now be evaluated by the partnership. This discovery increases our understanding of the pre-salt potential in the Campos Basin and improves our confidence in the recently acquired acreage position in the pre-salt Kwanza basin of Angola,” says executive vice president for Exploration in Statoil, Tim Dodson.

“Statoil’s exploration strategy focuses on high impact opportunities and the deepening of core areas. The Pão de Açúcar success shows that we are delivering on our strategy,” continues Dodson.

“Statoil has clear ambitions to grow in Brazil through new exploration opportunities. The Pão discovery will become an important building block in our growth ambitions,” says Kjetil Hove, country president for Statoil in Brazil.

Repsol Sinopec is operator of the exploration consortium with a 35% stake. Partners Statoil and Petrobras hold respective 35% and 30% shares.

Statoil is also the operator of the Peregrino field in Brazil, which came on stream in April 2011.

The Pão discovery is the sixth high impact discovery made by Statoil in the last 12 months. The other discoveries are Skrugard and Havis in the Barents Sea, Johan Sverdrup (former Aldous/Avaldsnes) in the North Sea, Peregrino South in Brazil and Zafarani in Tanzania.

(*) ”High-impact well” = a total of more than 250 million barrels of oil equivalent (boe), or 100 million boe net to Statoil.

For more information, please contact:

Investor relations
Erik Gonder, investor relations officer
Tel: +47 99562611 (mobile)

Morten Sven Johannessen, vice president, investor relations North America,
Tel +1 203 570 2524 (mobile)

Media relations
Bård Glad Pedersen, press spokesperson,
Tel +47 91 80 17 91 (mobile)

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 27, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer